PORTAL RESOURCES LTD.

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the nine months ended

March 31, 2012

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PORTAL RESOURCES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited

(stated in Canadian dollars)

	March 31, 2012	June 30, 2011	July 1, 2010
		(Note 18)	(Note 18)
ASSETS
Current
Cash	$ 86,182	$ 1,000,723	$ 137,609
Short-term investments (Note 4)	40,821	26,696	275,222
Marketable securities (Note 5)	4,496	10,127	9,581
Amounts receivable	72,920	70,095	63,880
Prepaid expenses	69,358	41,103	21,552
	273,777	1,148,744	507,844

Non-current
Exploration and evaluation (Note 6)	766,742	696,953	571,932
Petroleum and natural gas properties (Note 8)	1,558,056	1,625,435	-
Equipment (Note 8)	26,244	57,066	21,833
	2,351,042	2,379,454	593,765
	$ 2,624,819	$ 3,528,198	$ 1,101,609

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 273,012	$ 290,914	$ 43,417

Deferred flow-through share liability (Note 10)	-	90,200	-

Decommissioning obligation (Note 9)	53,387	53,387	-

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	4,237,854	17,909,268	14,850,161
Contributed surplus (Note 10)	1,278,302	1,204,606	1,033,225
Deficit	(3,217,736)	(16,020,177)	(14,825,194)
	2,298,420	3,093,697	1,058,192
	$ 2,624,819	$ 3,528,198	$ 1,101,609

Nature of operations  and going concern (Note 1)

Commitments (Note 12)

Subsequent event (Note 18)

Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman, Director	Mark Brown, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PORTAL RESOURCES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

Unaudited

 (stated in Canadian dollars)

	For the three months ended March 31,		For the nine months ended March 31,
	2012	2011	2012	2011

Revenue
Petroleum and natural gas	$ 60,215	$ -	$ 267,596	$ -
Royalties	(1,160)	-	(6,504)	-
	59,055	-	261,092	-
Interest and other income (loss)	1,464	24,545	(5,461)	24,148
	60,519	24,545	255,631	24,148

Expenses
Administrative, net (Note 11)	323,558	329,054	966,783	777,667
Resource operating expenses	47,747	-	141,945	-
Depletion, depreciation and amortization (Note 8)	35,088	5,105	106,076	13,271
	406,393	334,159	1,214,804	790,938

Net loss before income taxes	(345,874)	(309,614)	(959,173)	(766,790)

Future income tax recovery	-	-	90,200	-

Net loss and comprehensive loss for the year	$ (345,874)	$ (309,614)	$ (868,973)	$ (766,790)

Loss per share (Note 3)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	48,745,539	33,584,039	48,745,539	31,352,789

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PORTAL RESOURCES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Unaudited

(stated in Canadian dollars)

	Number of Shares (1)	Amount	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at June 30, 2010	30,151,539	$ 14,850,161	$ 1,033,225	$ (14,825,194)	$ 1,058,192
Share issues:
Private placement	6,410,000	801,250	-	-	801,250
Exercise of options	227,500	27,676	-	-	27,676
Fair market value of stock options exercised	-	22,170	(22,170)	-	-
Stock based compensation	-	-	104,270	-	104,270
Finders fees	-	(10,500)	-	-	(10,500)
Share issue costs	-	(14,876)	-	-	(14,876)
Net loss and comprehensive loss	-	-	-	(766,790)	(760,790)

Balance at March 31, 2011	36,789,039	15,675,881	1,115,325	(15,591,984)	1,199,222
Share issues:
Private placements	11,956,500	2,481,500	-	-	2,481,500
Deferred flow-through share liability	-	(90,200)	-	-	(90,200)
Share based compensation	-	-	42,932	-	42,932
Finders fees	-	(66,290)	-	-	(66,290)
Share issue costs	-	(45,274)	-	-	(45,274)
Fair value of finder’s warrants	-	(46,349)	46,349	-	-
Net loss and comprehensive loss	-	-	-	(428,193)	(428,193)

Balance at June 30, 2011	48,745,539	17,909,268	1,204,606	(16,020,177)	3,093,697
Reduction in share capital and accumulated deficit (Note 16)	-	(13,671,414)	-	13,671,414	-
Stock based compensation	-	-	73,696	-	73,696
Net loss and comprehensive loss	-	-	-	(868,973)	(868,973)
Balance at March 31, 2012	48,745,539	$ 4,237,854	$ 1,278,302	$ (3,217,736)	$ 2,298,420

(1)

See Note 18

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PORTAL RESOURCES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

 (stated in Canadian dollars)

	For the three months ended March 31,		For the nine months ended March 31,
Cash provided by (used for):	2012	2011	2012	2011
Operating Activities
Net loss	$ (345,874)	$ (309,614)	$ (868,973)	$ (766,790)
Items not involving cash:
Depletion and amortization	35,088	5,105	106,076	13,271
Stock-based compensation	19,905	56,825	73,696	104,270
Unrealized loss (gain) on marketable securities	(1,445)	(24,500)	5,631	(23,870)
Future income tax recovery	-	-	(90,200)	-
Changes in non-cash working capital relating to operating activities	(299,308)	5,028	(30,941)	187,741
	(591,634)	(267,156)	(804,711)	(485,378)

Investing Activities
Addition of exploration and evaluation assets	(65,743)	(128,387)	(67,766)	(202,156)
Petroleum and natural gas properties	(7,885,952)	-	(8,809,267)	-
Proceeds on sale of petroleum and natural gas properties (note 17)	8,800,000	-	8,800,000	-
Acquisition of equipment and software	-	-	(629)	(46,153)
Short-term investments	(25)	(46)	(14,125)	248,572
Changes in non-cash working capital relating to operating activities	(193,148)	-	(18,043)	-
	655,132	(128,433)	(109,830)	263

Financing Activities
Shares issued for cash	-	801,250	-	801,250
Common shares issued on option exercise	-	-	-	27,676
Share issue costs	-	(25,376)	-	(25,376)
	-	775,874	-	803,550

Net increase (decrease) in cash	63,498	380,285	(914,541)	318,435

Cash – beginning of period	22,684	75,759	1,000,723	137,609
Cash – end of period	$ 86,182	$ 456,044	$ 86,182	$ 456,044

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. (the “Company” or “Portal”) was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia and trades under the symbol “PDO” on the TSX Venture Exchange (the “Exchange”). Its registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC V6C 3H4.

The Company is a junior oil and gas company, engaged in the production, development and exploration of crude oil and natural gas reserves in Alberta, Canada and Saskatchewan, Canada. To date, the Company has not earned significant revenues and has an accumulated deficit of $3,217,736 (see note 16).

Current economic conditions have limited the Company’s ability to access financing through equity markets and this has created significant uncertainty as to the Company’s ability to fund ongoing operations for the next operating period. See Note 15 for further discussion on the Company’s conservation and management of capital.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

BASIS OF PRESENTATION

In conjunction with the Company’s annual audited financial statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended June 30, 2012, these interim condensed consolidated financial statements present Portal’s initial financial results of operations and financial position under IFRS as at and for the nine months ended March 31, 2012, including 2011 comparative periods. As a result, they have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements do not include all the necessary disclosures in accordance with IFRS. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian Generally Accepted Financial Statements (“Canadian GAAP”).

The preparation of these interim condensed consolidated financial statements resulted in selected changes to the Company’s accounting policies as compared to those disclosed in the Company’s annual audited financial statements for the year ended June 30, 2011 issued under Canadian GAAP. A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, First-time Adoption of IFRS. Note 19 to the interim condensed consolidated financial statements contains a detailed description of the Company’s adoption of IFRS, including a reconciliation of the financial statements previously prepared under Canadian GAAP to those under IFRS, for the comparative periods as at July 1, 2010 and as at and for the periods ended March 31, 2011 and June 30, 2011.

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial and non-financial assets and liabilities, which have been measured at fair value. References to the Company are inclusive of the Canadian parent company; its wholly owned U.S. subsidiary, Portal Resources US Inc., and its formerly owned Argentinean subsidiary, Portal del Oro S.A. (“Portal S.A.”). All significant inter-company transactions and balances have been eliminated.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar.

Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalent using foreign exchange rates at the balance sheet dates. Non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated using average rates of exchange during the year. Exchange gains or losses arising from currency translation are included in the determination of net income.

Revenue

Revenue is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customers and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Revenue is measured based on the price specified in the sales contract.

Joint controlled operations and assets

Certain activities of the Company are conducted jointly with others where the participants have a direct ownership interest in, and jointly control, the related assets. Accordingly, the accounts of Portal reflect only its working interest share of revenues, expenses and capital expenditures.

Exploration and evaluation

Pre-exploration costs are recognized as an expense in the period incurred. Pre-exploration activities are expenditures incurred prior to obtaining the legal rights or licenses to explore a mineral resource.

Intangible exploration and evaluation expenditures are capitalized and may include costs of license acquisition, geological and geophysical evaluations, technical studies, exploration drilling and testing and other directly attributable costs. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the exploration asset. The costs are accumulated in cost centers by exploration area pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource in an exploration area is considered to be determinable when economical quantities of reserves are determined to exist. A review of each exploration project by area is carried out at each reporting date to ascertain whether reserves have been discovered. Upon determination of commercial reserves, associated exploration costs are transferred from exploration and evaluation to developing and producing petroleum and natural gas properties as reported on the Statements of Financial Position. Exploration and evaluation assets are reviewed for impairment prior to any such transfer. Assets classified as exploration and evaluation are not amortized.

Petroleum and natural gas properties

i) Recognition and measurement

Petroleum and natural gas properties are measured at cost less accumulated depletion and depreciation and accumulated impairment losses if any.

Petroleum and natural gas properties consists of the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Petroleum and natural gas assets include developing and producing interests such as land acquisitions, geological and geophysical costs, facility and production equipment and associated turnarounds, other directly attributable costs and the initial estimate of the costs of dismantling and removing an asset and restoring the site on which it was located.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

ii)

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability are recognized as developing and producing petroleum and natural gas interest when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized petroleum and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a geographic or geotechnical area basis. The cost of day-to-day servicing of an item of petroleum and natural gas properties is expensed in profit or loss as incurred.

Petroleum and natural gas properties are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from the disposal of an asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

iii) Depletion and depreciation

The net carrying value of developing and producing petroleum and natural gas assets, net of estimated residual value, is depleted on a geographic or geotechnical area basis using the unit of production method. This depletion calculation includes actual production in the period and total estimated proved and probable reserves attributed to the assets being depreciated, taking into account total capitalized costs plus estimated future development costs necessary to bring those reserves into production. Relative volumes of reserves and production (before royalties) are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. These estimates are reviewed by independent reserves evaluators at least annually.

Corporate assets, which include vehicles, office furniture and equipment, software and computer equipment are depreciated on a straight-line basis over the estimated useful lives of the assets.

When significant parts of property and equipment, including petroleum and natural gas interest, have different useful lives, they are accounted for as separate items (major components). Depreciation methods, useful lives and residual values for petroleum and natural gas properties are reviewed at each reporting date.

iv) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Provisions are not realized for operating losses.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

v) Decommissioning obligations

The Company’s activities give rise to dismantling, restoration and site disturbance remediation activities. Costs related to abandonment activities are estimated by management in consultation with the Company’s engineers based on risk-adjusted current costs which take into consideration current technology in accordance with existing legislation and industry practices.

Decommissioning obligations are measured at the present value of the best estimate of expenditures required to settle the present obligations at the reporting date. When the fair value of the liability is initially measured, the estimated cost, discounted using a risk-free discount rate, is capitalized by increasing the carrying amount of the related petroleum and natural gas properties. The increase in the provision due to the passage of time (“accretion”) is recognized as a finance expense whereas increases and decreases due to revisions in the estimated future cash flows are recorded as adjustments to the carrying amount of the related petroleum and natural gas properties. Actual costs incurred upon settlement of the liability are charged against the obligation to the extent that the obligation was previously established. The carrying amount capitalized in petroleum and natural gas properties is depleted in accordance with the Company’s depletion and depreciation policy. The Company reviews the obligation at each reporting date and revisions to the estimated timing of cash flows, discount rates and estimated costs will result in an increase or decrease to the obligations. Any difference between the actual costs incurred upon settlement of the obligation and recorded liability is recognized as a gain or loss in profit or loss.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Financial instruments

1)

Non-derivative financial instruments

Non-derivative financial instruments comprise cash, amounts receivable and accrued liabilities. Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured based on their classification. The Company has made the following classifications;

a)

Cash is classified as a financial asset at fair value through profit or loss, showing separately (i) those designated as such upon initial recognition and (ii) those classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

b)

Amounts receivable and prepaids are classified as loans and receivables and are measured at amortized cost using the effective interest method. Typically, the fair value of these balances approximates their carrying value due to their short term to maturity.

c)

Accounts payable and accrued liabilities are classified as other liabilities and are measured at amortized cost using the effective interest method. Due to the short term nature of accounts payable and accrued liabilities, their carrying values approximate their fair values.

2)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction in share capital, net of any tax effects.

Impairment

1)

Impairment of financial assets

Financial assets are assessed at each reporting date to determine if there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

2)

Impairment of non-financial assets

The Company’s petroleum and natural gas properties are grouped into Cash Generating Units (“CGU”) for the purpose of assessing impairment. A CGU represents the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets.

CGU`s are reviewed at each reporting date for indicators of potential impairment. Such indicators may include changes in the Company`s business plan, deterioration in commodity prices, significant downward revisions of estimated recoverable reserve volumes or increases in estimated future development expenditures. If such indicators exist, an impairment test is performed by comparing a CGU`s carrying value to its recoverable amount, defined as the greater of a CGU`s fair value less cost to sell and its current value in use. Any excess of carrying value over recoverable amount is recognized in profit or loss as impairment loss.

In assessing the value in use, the estimated future cash flows from proved and probable reserves are discounted to their present value using a discount rate that reflects current market assessment of the time value of money. In assessing fair value less cost to sell, the estimated future cash flows expected to be derived from production of proved and probable reserves are discounted to their present value. Fair value is determined as the amount that would be obtained from the sale of an asset in an arm`s length transaction between knowledgeable and willing parties. The discount rate is determined using a calculated industry weighted average cost of capital adjusted for risks specific to the Company`s assets. The petroleum and natural gas future prices used in the impairment test are based on period-end escalated commodity price forecasts estimated by the Company`s independent reserves evaluators and are adjusted for petroleum and natural gas differentials, transportation and marketing costs specific to the Company.

Where circumstances change such that an impairment no longer exists or is less than the amount previously recognized, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount as long as the revised estimate does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the CGU in prior periods. A reversal of an impairment loss is recognized immediately through profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability of a development area, or (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are allocated to CGU`s.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Flow-through shares

The Company may issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. The difference to the value ascribed to flow-through shares issued and the value that would have been received for common shares at the date of issuance of the flow-through shares is initially recognized as a liability on the Statement of Financial Position. When the expenditures are renounced, the liability is drawn down, a deferred tax liability is recorded equal to the estimated amount of deferred income tax payable by the Company as a result of the renunciation and the difference is recognized as a deferred tax expense.

Critical accounting judgments and key sources of estimation uncertainty

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Accordingly, actual amounts may differ from these estimates. Estimates and underlying assumptions are viewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

Critical judgments in applying accounting policies:

The following are the critical judgments, apart from those involving estimations (see below), that management has made in the process of applying the Company`s accounting policies and that have the most significant effect on the amounts recognized in these interim condensed consolidated financial statements:

1)

Reserves

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company`s petroleum and natural gas properties, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from Portal`s petroleum and natural gas interests are independently evaluated by reserve engineers at least annually.

The Company`s petroleum and natural gas reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specific degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (i) a reasonable assessment of the future economics of such production; (ii) a reasonable expectation that there is a market for all or substantially all the expected petroleum and natural gas production; and (iii) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proved and probable if producibility is supported by either production or conclusive formation tests. Portal`s petroleum and natural gas reserves are determined pursuant to National Instrument 51-101, Standard of Disclosures for Oil and Gas Activities.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

2)

Identification of cash-generating units

Portal`s assets are aggregated into cash-generating units, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company`s assets in future periods.

3)

Share-based payments

All equity-settled, share-based awards issued by the Company are fair valued using the Black-Scholes option-pricing model. In assessing the fair value of equity based compensation, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

Key sources of estimation uncertainty:

The following are the key assumptions concerning the sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities.

i.

Decommissioning obligations

The Company estimates future remediation costs of production facilities, wells and pipelines at different stages of development and construction of assets or facilities. In most instances, removal of assets occurs many years into the future. This requires judgment regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

ii.

Impairment of petroleum and natural gas assets

For the purposes of determining whether impairment of petroleum and natural gas assets has occurred, and the extent of any impairment or its reversal, the key assumptions the Company uses in estimating future cash flows are future petroleum and natural gas prices, expected production volumes and anticipated recoverable quantities of proved and probable reserves. These assumptions are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Changes in the aforementioned assumptions could affect the carrying amounts of assets, and impairment charges and reversal will affect profit or loss.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

iii.

Income taxes

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

iv.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

v.

Comprehensive loss

Comprehensive loss is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net loss and other comprehensive loss. The historical make up of net loss has not changed. Other comprehensive loss includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive loss in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

vi.

Application of the new revised IFRSs issued but not yet effective

Certain new accounting standards and interpretations issued but not yet effective include;

IFRS 9 Financial Instruments issued in November 2009 and amended in October 2010 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. IFRS 9 is expected to be published in three parts. The first part, Phase 1 – classification and measurement of financial instruments was published in October 2010. Phase 1 sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Phase 1 simplifies the measurement of financial assets by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. Phase 1 is required to be adopted for years beginning on or after January 1, 2013, although earlier adoption is allowed. The adoption of this standard is not expected to have a material impact on the Company`s financial statements.

IFRS 7 Financial Instruments includes amendments issued by the IASB on Disclosures – Transfers of Financial Assets that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period. These amendments are effective for annual periods beginning on or after July 1, 2011. Early application of the amendments is permitted. The adoption of this standard is not expected to have a material impact on the Company`s financial statements.

4.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

5.

MARKETABLE SECURITIES

On May 29, 2009 the Company acquired 150,000 shares of Pengram Corporation (“Pengram”) in return for assigning all of its interest in an option agreement (see Note 7). The shares were recorded at fair value of $41,104. At March 31, 2012, the fair value of the Pengram shares was $4,496 (March 31, 2011 - $33,451). During the first nine months of fiscal 2012, the Company recorded a loss of $5,631 with respect to these shares.

6.

EXPLORATION AND EVALUATION ASSETS

The components of the Company`s Exploration and Evaluation (“E&E”) assets are as follows:

Balance June 30, 2010	$ 571,932
Additions	1,762,021
Reclassification to petroleum and natural gas assets	(1,637,000)
Balance June 30, 2011	696,953
Additions	69,789
Balance March 31, 2012	$ 766,742

(1)

E&E activities are pending the determination of economic quantities of commercially producible reserves. There were no costs reclassified from E&E to petroleum and natural gas properties during the nine months ended March 31, 2012, and $1,636,640 costs moved during the year ended June 30, 2011.

(2)

At the end of each reporting period, the Company performs an impairment review of its E&E assets to ensure that the carrying values of those assets are recoverable. The Company’s E&E assets were not impaired.

7.

UNPROVEN MINERAL RIGHTS

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it had the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange for 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties (See note 5 – Marketable Securities).

8.

PETROLEUM AND NATURAL GAS PROPERTIES AND EQUIPMENT

The Company’s oil and gas interests are all located in Alberta and Saskatchewan, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for a 15% working interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in central Alberta. In December of 2008 the Agreement was modified to allow the Company to participate up to a 20% interest. During the quarter ended September 30, 2009, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Overriding Royalty (GORR) on all products produced from certain geological formations.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

On January 5, 2009, the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. The Company agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn a 100% interest until pay-out and then, after pay-out, to drop to a 70% interest per Drill Spacing Unit.

On April 22, 2010, the Company agreed to purchase the “Participation Agreement” related to the Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company. The Participation Agreement was therefore terminated with the Company holding a 22% working interest in the Joint Venture.

On September 21, 2010, the Company purchased an additional 6.5% working interest in the Bigwave Oil and Gas Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% interest of 1/150 (5%-15%) on all future oil, and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. The Company’s working interest in the Joint Venture increased from 22% to 28.5% as a result of the acquisition.

As at March 31, 2012 the Company has spent a total of $641,508 (June 30, 2011 - $647,803) on the Bigwave Joint Venture.

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources from lands located in central Alberta. The Company has agreed to pay a 5.5% GORR on all products produced. The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

As at March 31, 2012 the Company has spent a total of $18,000 (June 30, 2011 - $18,000) on the Manito Joint Venture.

Border Play

On May 13th, 2010, the Company announced that it had acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles) at the April 7, 2010 Alberta Crown Land Sale.

As at March 31, 2012 the Company has spent a total of $31,150 (June 30, 2011 - $31,150) on the Border Play project.

Birdbear Formation

On March 8, 2011, the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement, the Company earned a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections was earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land was earned with participation on a “straight up basis” (25% of costs for a 25% working interest). Each of the horizontal wells qualified for the Province of Saskatchewan’s drilling incentive program, with a minimum 2.5% government tax on the first 100,000 barrels of production.

As at March 31, 2012 the Company has spent a total of $1,643,965 (June 30, 2011 - $1,636,719) on the Birdbear project.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Provost

In February, 2012, the Company acquired a 50% ownership in 928 acres (1.5 square miles) of exploratory land at Provost, Alberta.

As at March 31, 2012 the Company has spent a total of $76,084 (June 30, 2011 - $Nil) on the Provost project.

Petroleum and natural gas expenditures and equipment

	Birdbear	Corporate Equipment	Total
Cost:
Balance, June 30, 2010	$ -	$ 80,758	$ 80,758
Additions	1,636,719	64,098	1,700,817
Dispositions	-	(25,896)	(25,896)
Balance, June 30, 2011	$ 1,636,719	$ 118,960	$ 1,755,679
Net additions	7,246	629	7,875
Balance, March 31, 2012	$ 1,643,965	$ 119,589	$ 1,763,554

Accumulated depletion and depreciation:
Balance, June 30, 2010	$ -	$ (58,925)	$ (58,925)

Depreciation and depreciation expenses	(11,284)	(14,622)	$ (25,906)
Dispositions	-	11,653	11,653
Balance, June 30, 2011	$ (11,284)	$ (61,894)	$ (73,178)
Depreciation and depreciation expense	(74,625)	(31,451)	(106,076)
Balance, March 31, 2012	$ (85,909)	$ (93,345)	$ (179,254)

Net book value:
June 30, 2010	$ -	$ 21,833	$ 21,833
June 30, 2011	$ 1,625,435	$ 57,066	$ 1,682,501
March 31, 2012	$ 1,558,056	$ 26,244	$ 1,584,300

9.

DECOMMISSIONING OBLIGATIONS

	June 30, 2011	June 30, 2010

Balance, beginning of the year	$ -	$ -
Liabilities incurred in the current year	42,547	-
Revisions in estimated cash flows	10,840	-
Balance, end of year	$ 53,387	$ -

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

The decommissioning obligation was estimated based on the Company’s net ownership in all wells and facilities, the estimated cost to restore and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life between 1 and 9 years of underlying assets, totals approximately $79,000 (2011 - $Nil). The fair values of these obligations were calculated using a discount rate of 4% and an inflation rate of 2%.

10.

SHARE CAPITAL

a.

Authorized

At March 31, 2012, the authorized share capital comprised 100,000,000 common shares without par value and 100,000,000 preferred shares issuable in series. All issued shares are fully paid.

b.

Details of issuance of common shares

On February 17, 2011, the Company completed a non-brokered private placement for $801,250. The offering consisted of 6,410,000 units at a price of $0.125 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.15 until February 17, 2012. A $10,500 finder’s fee was paid.

On May 20 and May 30, 2011, the Company completed a non-brokered private placement for aggregate proceeds of $2,481,500. The offering consisted of 10,152,500 units at a price of $0.20 per unit and 1,804,000 flow –through units at $0.25 per flow-through unit. Each unit consists of one common share of the Company and one-half common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.25. Of these warrants 2,988,750 are exercisable until May 20, 2012 and 2,087,500 until May 30, 2012. Each flow-through unit consists of one common share of the Company on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.35. Of these warrants 870,000 are exercisable until May 20, 2012 and 32,000 until May 30, 2012. In connection with the non-brokered private placement, the Company paid finders’ fees of $66,290 and issued a total of 305,200 non-transferrable finders’ warrants. Each finders’ warrant is exercisable into one common share of the Company at a price of $0.20 (200,200 warrants) and $0.25 (105,000 warrants) of these warrants, 278,950 are exercisable until May 20, 2012 and 26,250 are exercisable until May 30, 2012.

c.

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	June 30, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
February 17, 2012	0.15	6,410,000	-	-	(6,410,000)	-
May 19, 2012	0.25	2,988,750	-	-	-	2,988,750
May 19, 2012	0.35	870,000	-	-	-	870,000
May 29, 2012	0.25	2,087,500	-	-	-	2,087,500
May 29, 2012	0.35	32,000	-	-	-	32,000
Warrants outstanding and exercisable		12,388,250	-	-	(6,410,000)	5,978,250
Weighted average exercise price ($)		0.21	-	-	-	0.27

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

d.

Agents Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	June 30, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
May 19, 2012	0.20	173,950	-	-	-	173,950
May 19, 2012	0.25	105,000	-	-	-	105,000
May 29, 2012	0.20	26,250	-	-	-	26,250
Warrants outstanding and exercisable		305,200	-	-	-	305,200
Weighted average exercise price ($)		0.22	-	-	-	0.22

e.

Share Purchase Option Compensation Plan

The Company established a 10% rolling stock option plan whereby the Board of Directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. In connection with the foregoing, the number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares. Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.

The weighted average assumptions used to estimate the fair value of options for the periods ending March 31, 2012 and June 30, 2011 were:

	Nine months ended March 31, 2012	Year ended June 30, 2011

Stock based compensation	$ 73,696	$ 147,202

Risk-free interest rate	2.32% - 2.67%	2.32% – 2.67%
Expected stock price volatility	144% - 146%	144% - 146%
Expected option life in years	5 years	5 years
Expected dividend in yield	Nil	Nil

Based on these variables, share-based payments for the options vested during the nine months ended March 31, 2012 was $73,696 (year ended June 30, 2011 - $147,202).

Option price models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

The continuity of stock options for the period ended March 31, 2012 is as follows:

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Expiry date	Exercise Price ($)	June 30, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
December 5, 2011	0.52	666,400	-	-	(666,400)	-
June 30, 2012	0.15	25,000	-	-	-	25,000
October 7, 2013	0.20	810,000	-	-	-	810,000
June 9, 2014	0.12	622,200	-	-	(50,000)	572,200
January 17, 2015	0.15	470,000	-	-	(450,000)	20,000
March 6, 2015	0.20	200,000	-	-	-	200,000
September 9, 2015	0.14	750,000	-	-	-	750,000
February 16, 2016	0.20	150,000	-	-	(150,000)	-
March 28, 2016	0.21	147,000	-	-	(23,500)	123,500
August 11, 2016	0.20	-	175,000	-	-	175,000
Options outstanding		3,840,600	175,000	-	(1,339,900)	2,675,700
Options vested and exercisable		3,467,850	-	-	-	2,588,200
Weighted average exercise price ($)		0.23	0.20	-	0.34	0.17

f.

Contributed Surplus

Contributed surplus consists of the following amounts;

	As at March 31, 2012	As at June 30, 2011
Share-based compensation payments	$ 1,279,173	$ 1,205,477
Fair market value of stock options exercised	(47,220)	(47,220)
Fair value of finder warrants	46,349	46,349
	$ 1,278,302	$ 1,204,606

11.

ADMINISTRATIVE EXPENSES

The components of administrative expenses are as follows:

	March 31, 2012	March 31, 2011

Consulting	$ 192,795.00	$ 85,618
Investor relaions	68,129	89,340
Rent	101,056	77,321
Salaries and benefits	262,218	255,205
Share-based compensation	73,696	104,270
Other	268,889	165,913
	$ 966,783	$ 777,667

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

12.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2012	$ 23,740
2013	65,197
$ 88,937

13.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand. All outstanding balances are unsecured, and there are no commitments or guarantees associated with the outstanding balances.

		Nine months ended March 31, 2012		Year ended June 30, 2011
Amounts due to:	Services for	Total charges	Balance Outstanding	Total charges	Balance Outstanding
A private company controlled by a director of the Company	Consulting	$ 28,527	$ 28,527	$ 69,942	$ -
A private company controlled by a director of the Company	Promissory note	101,825	1,825	-	-
A private company with a director in common with the Company	Promissory note	90,000	-	-	-
A public company with directors in common with the Company	Administrative fees, advances	21,885	23,837	-	-
A private company with a director in common with the Company	Accounting, finance	1,290	1,290	7,101	-
Directors’ fees	Director services	13,000	13,000	27,333	-

Amounts due from:
A public company with directors in common with the Company	Administrative fees, advances	60,944	8,141	-	-
A public company with a director in common with the Company	Office rent	43,599	168	47,772	-
A private company with a director in common with the Company	Administrative fees, expenses	7,187	8,307	26,418	17,082

Key management personnel compensation includes all compensation paid to executive management and members of the board of directors of the Company.

	Nine months ended March 31, 2012	Year ended June 30, 2011
Short-term employee benefits	$ 231,835	$ 277,673
Post-employment benefits	-	-
Other long-term benefits	-	-
Termination benefits	-	-
Share based payments	-	-
Total	$231,835	$277,673

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

14.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, marketable securities, short-term investments, amounts receivable and, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s formerly owned property interests in the United States made it subject to foreign currency fluctuations and inflationary pressures which may adversely affected the Company’s financial position, results of operations and cash flows. The Company was affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks, and has no foreign currency exposure at the balance sheet date.

(b)

Credit risk

The Company’s cash and short–term investments are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash or short-term investments. The Company’s amounts receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short - term investments is limited because they are generally held to maturity.

(e)

Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand.

The Company did not have any commodity price contracts in place as at or during the year ended June 30, 2011 or the nine months ended March 31, 2012.

The Company’s financial instruments consist principally of cash, short term investments, marketable securities, amounts receivable and accounts payable and accrued liabilities. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include cash, short term investments and marketable securities determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

15.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, short-term investments, common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral and oil and gas properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short-term investments.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will not be sufficient to carry its exploration plans and operations through its current operating period and that further equity financing will be required.

16.

REDUCTION IN SHARE CAPITAL AND ACCUMULATED DEFICIT

At a meeting of shareholders of the Company held on December 16, 2011, a special resolution was passed to reduce the Company’s paid-up share capital and the accumulated deficit by $13,671,414, representing the amount that is unrepresented by net available assets. This reduction is reflected in the March 31, 2012 Interim Condensed Consolidated Statement of Financial Position and Interim Condensed Consolidated Statement of Shareholders’ Equity.

17.

CRUDE OIL PROPERTY ACQUISITION AND DISPOSITION

On October 7, 2011, the Company entered into a purchase and sale agreement to acquire oil and gas properties located in west central Saskatchewan for $9,100,000 from a third party. A $500,000 deposit was paid by the Company which is non-refundable unless the transaction is cancelled by the seller or certain land title and environmental default thresholds are exceeded. Closing was originally scheduled for November 30, 2011 but the parties amended the agreement to reflect a new closing date of January 31, 2012, and a new purchase price of $8,300,000. Upon closing, pursuant to an agreement with another third party, the Company disposed of the acquired oil and gas properties for a total sale price of $8,800,000.

18.

SUBSEQUENT EVENT

A resolution was passed at a meeting of shareholders on March 23, 2012 to consolidate the shares of the Company on the basis of 1 post-consolidation common share for each five pre-consolidation common shares, and to change the name of the Company to Galileo Petroleum Ltd. On April 2, 2012, the Company received approval for the share consolidation and the name change from the TSX Venture Exchange.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

19.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS accounting policies set forth in Note 3 have been applied in preparing the financial statements as at and for the nine months ended March 31, 2012, and the comparative financial statements at and for the nine months ended March 31, 2011, as at and for the year ended June 30, 2011 and an opening Statement of Financial Position as at July 1, 2010 (the “transition date”). In preparing the June 30, 2011 and July 1, 2010 financial statements, the Company adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

IFRS 1, First-time Adoption of IFRS, requires the presentation of comparative information as at the transition date and subsequent quarterly comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of certain IFRSs as discussed below.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is illustrated in the following reconciliations. Certain amounts in these financial statement reconciliations have been reclassified, where applicable, to conform to IAS 1, Presentation of Financial Statements.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Reconciliation of the Statement of Financial Position from Canadian GAAP to IFRS:

	As at July 1, 2010
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 137,609			$ 137,609
Short-term investments	275,222			275,222
Marketable securities	9,581			9,581
Amounts receivable	63,880			63,880
Prepaid expenses	21,552			21,552
	507,844	-		507,844
Non-current
Exploration and evaluation	-	571,932	(c)	571,932
Petroleum and natural gas properties	571,932	(571,932)	(c)	0
Equipment	21,833			21,833
	593,765	-		593,765
	$ 1,101,609	$ -		$ 1,101,609
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 43,417			$ 43,417

SHAREHOLDERS’ EQUITY
Share capital	14,850,161			14,850,161
Contributed surplus	1,024,993	8,232	(b)	1,033,225
Deficit	(14,816,962)	(8,232)	(b)	(14,825,194)
	1,058,192	-		1,058,192
	$ 1,101,609	$ -		$ 1,101,609

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Reconciliation of the Statement of Financial Position from Canadian GAAP to IFRS:

	As at March 31, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 456,044			$ 456,044
Short-term investments	26,650			26,650
Marketable securities	33,451			33,451
Amounts receivable	15,543			15,543
Prepaid expenses	34,145			34,145
	565,833	-		565,833
Non-current
Exploration and evaluation	-	774,088	(c)	774,088
Petroleum and natural gas properties	774,088	(774,088)	(c)	0
Equipment	54,715			54,715
	828,803	-		828,803
	$ 1,394,636	$ -		$ 1,394,636
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 195,414			$ 195,414

SHAREHOLDERS’ EQUITY
Share capital	15,675,881			15,675,881
Contributed surplus	1,128,798	(13,473)	(b)	1,115,325
Deficit	(15,605,457)	13,473	(b)	(15,591,984)
	1,199,222	-		1,199,222
	$ 1,394,636	$ -		$ 1,394,636

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Reconciliation of the Statement of Financial Position from Canadian GAAP to IFRS:

	As at June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
ASSETS
Current
Cash	$ 1,000,723			$ 1,000,723
Short-term investments	26,696			26,696
Marketable securities	10,127			10,127
Amounts receivable	70,095			70,095
Prepaid expenses	41,103			41,103
	1,148,744	-		1,148,744
Non-current
Exploration and evaluation	-	696,953	(c)	696,953
Petroleum and natural gas properties	2,304,232	(678,797)	(a), (c)(d)	1,625,435
Equipment	57,066			57,066
	2,361,298	18,156		2,379,454
	$ 3,510,042	$ 18,156		$ 3,528,198
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 290,914			$ 290,914

Decommissioning obligations	35,512	17,875	(a)	53,387
Deferred flow-through share liability	-	90,200	(e)	90,200

SHAREHOLDERS’ EQUITY
Share capital	17,999,468	(90,200)	(e)	17,909,268
Contributed surplus	1,222,407	(17,801)	(b)	1,204,606
Deficit	(16,038,259)	18,082	(b), (d )	(16,020,177)
	3,183,616	(89,919)		3,093,697
	$ 3,510,042	$ 18,156		$ 3,528,198

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Reconciliation of the Statement of Net Loss and Comprehensive Loss from GAAP to IFRS:

	For the three months ended March 31, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue
Petroleum and natural gas	$ -	$ -		$ -
Royalties	-	-		-
	-	-		-
Interest and other income (loss)	24,545	-		24,545
	24,545	-		24,545
Expenses
Administrative, net	314,399	14,655	(b)	329,054
Resource operating expenses	-	-		-
Depletion, depreciation and amortization	5,105	-		5,105
	319,504	14,655		334,159

Net loss and comprehensive loss for the year	$ (294,959)	$ (14,655)		$ (309,614)

	For the nine months ended March 31, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue
Petroleum and natural gas	$ -	$ -		$ -
Royalties	-	-		-
	-	-		-
Interest and other income (loss)	24,148	-		24,148
	24,148	-		24,148
Expenses
Administrative, net	799,372	(21,705)	(b)	777,667
Resource operating expenses	-	-		-
Depletion, depreciation and amortization	13,271	-		13,271
	812,643	(21,705)		790,938

Net loss and comprehensive loss for the year	$ (788,495)	$ 21,705		$ (766,790)

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Reconciliation of the Statement of Net Loss and Comprehensive Loss from GAAP to IFRS:

	For the year ended June 30, 2011
	GAAP	Effect of Transition to IFRS	Notes	IFRS
Revenue
Petroleum and natural gas	$ 47,041	$ -		$ 47,041
Royalties	(1,481)	-		(1,481)
	45,560	-		-
Interest and other income	9,896	-		9,896
	55,456	-		55,456
Expenses
Administrative, net	1,245,516	(26,033)	(b)	1,219,483
Resource operating expenses	19,672	-		19,672
Depletion, depreciation and amortization	11,565	(281)	(d)	11,284
	1,276,753	(26,314)		1,250,439

Net loss and comprehensive loss for the year	$ (1,221,297)	$ 26,314		$ (1,194,983)

Notes to reconciliations:

The following discussion explains the significant differences between the Company’s Canadian GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The note captions below correspond to the adjustments presented in the preceding reconciliations.

In preparing the comparative financial statements in accordance with IFRS 1, the Corporation has applied the following optional exemptions from full retrospective application of IFRS.

•

IFRS 2 – Share-based payments; and

•

IAS 37 – Decommissioning obligations

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS. The remaining IRFS 1 exemptions were not applicable or material to the preparation of the Company’s Statement of Financial Position at the date of transition to IFRS on July 1, 2011.

(a)

Decommissioning obligations

The Company has elected to measure decommissioning obligations (formerly known as asset retirement obligations under Canadian GAAP) on transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets  and recognize directly in deficit the differences between the amount and the carrying amount of those obligations determined under Canadian GAAP at the transition date. Under Canadian GAAP, accretion on decommissioning obligations was included in depletion and depreciation expense. Under IFRS, accretion expense is included in finance expenses.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

Under Canadian GAAP, decommissioning obligations were discounted at a credit-adjusted risk-free rate of 8%. Under IFRS, the estimated cash flow to abandon and remediate both wells and facilities has been risk-adjusted and therefore the provision was discounted at a risk-free rate of 4% based on Government of Canada long-term bonds.

As a decommissioning obligation liability wasn’t recorded at the transition date, the application of IAS 37 resulted in no change to the liabilities or deficit at the date of transition. However, the change to IFRS resulted in an increase to the Company’s decommissioning obligation and petroleum and natural gas assets of $17,875 for the year ended June 30, 2011 as compared to the decommissioning obligation and petroleum and natural gas assets as previously recorded under Canadian GAAP.

(b)

Share Purchase Option Compensation

The Company has elected to apply IFRS 2, Share-based Payments to equity instruments granted after November 7, 2002 that have not vested by the transition date. Under Canadian GAAP, share purchase option compensation expense was disclosed as a separate line item in profit or loss. Under IFRS, share purchase option compensation expense is included in administrative expenses.

Under Canadian GAAP, the fair value of stock options was calculated using a Black-Scholes option-pricing model for each option grant and the resulting expense was recognized over the four quarter vesting period. Forfeitures of stock options were recognized as they occurred.

Under IFRS, each vesting tranche of an option grant with different vesting dates was considered a separate grant for the calculation of fair value. This resulted in accelerated expense recognition which attributed higher share-based compensation expense in early years of option grant and less expense in later years. The Company also applied an estimated forfeiture rate at the initial grant date. The forfeiture rate is taken into account by adjusting the number of stock options expected to vest under each vesting tranche and subsequently revising this estimate throughout the vesting period, as necessary. When determining the fair value of each vesting tranche under IFRS, the Company applied an estimated weighted average option life for each respective tranche which reflects historical experiences. Under Canadian GAAP, the option life was equal to the expiry period of five years,

The application of IFRS 2 resulted in a $8,232 increase to contributed surplus with a corresponding increase to the Corporation’s deficit at the date of transition. Share purchase option compensation expense increased during the year ended June 30, 2011 by $26,033 (March 31, 2011 – a decrease of $(21,705)) from the amounts previously recorded under Canadian GAAP. The Company applied a weighted average estimated forfeiture rate of 5.3% during the year ended June 30, 2011 (March 31, 2011 – 5.3%).

(c)

Exploration and evaluation assets

Under IRFS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development and production costs include those expenditures for areas where technical feasibility and commercial viability has been determined and are included in the general balance of petroleum and natural gas properties and equipment.

Exploration and evaluation assets at July 1, 2010 were deemed to be a $571,932, representing the unproved properties balance under Canadian GAAP. This resulted in a reclassification of $571,932 from petroleum and natural gas properties to exploration and evaluation assets as July 1, 2010. As at June 30, 2011, the Company’s exploration and evaluation assets totaled   $696,953. These exploration activities are pending the determination of economic quantities of commercially producible reserves. During the year ended June 30, 2011, $1,625,435 of exploration and evaluation assets have been reclassified to petroleum and natural gas properties.

PORTAL RESOURCES LTD.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended March 31, 2012

Unaudited

(stated in Canadian dollars)

The Company performed an impairment test on its exploration and evaluation assets and petroleum and natural gas properties in accordance with the accounting policy stated in Note 3. The recoverable amount of the Company’s assets were estimated based on the fair value less cost to sell approach using discounted cash flows from proved plus probable reserves, taking into consideration escalated prices and future development costs, as obtained from the Company’s independent reserve report. Based on the above assessment, the Company’s exploration and evaluation assets and petroleum and natural gas properties did not have any impairment on transition to IFRS, as at March 31, 2011 and as at June 30, 2011.

(d)

Depletion and depreciation

Under Canadian GAAP, the Company depleted its petroleum and natural gas assets on the unit of production method using proved producing reserves for each cost centre. Under IAS 16, Property, Plant & Equipment, the Corporation has elected to deplete its development and production costs on an area basis using the unit of production method over proved plus probable reserves. Exploration and evaluation costs are not amortized under IFRS.

Depleting at an area level over proved plus probable reserves resulted in a decrease to depletion and depreciation of $360 for the year ended June 30, 2011 (March 31, 2011 - $Nil) from amounts previously reported under Canadian GAAP.

The change to decommissioning obligations in (a) above increased the depletion and depreciation expense by $79 at June 30, 2011 (March 31, 2011 - $Nil).

(e)

Share capital

Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recognized as shareholders’ equity. The tax basis of assets related to expenditures incurred to satisfy flow-through share obligations is reduced when the renunciation of the related tax pools occurs which then increases the deferred income tax liability and reduces share capital.

Under IFRS, the amount recorded to share capital from the issuance of flow-through shares reflects the fair market value of “regular” common shares. The difference between the total value of flow -through share issuance and the fair market value of regular common share issuance (premium) is initially accrued as a deferred obligation when the flow-through shares are issued. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, on renunciation with the Canada Revenue Agency, a deferred tax liability is recorded equal to the estimated amount of deferred income taxes payable by the Company as a result of the renunciations, the obligation on issuance of flow-through shares is reduced and the difference is recognized in profit or loss. There is no impact to share capital on renunciation of flow-through shares.

The above accounting policy difference resulted in no change to share capital at the transition date. For the year ended June 30, 2011, the change to IFRS resulted in a decrease to Share Capital and a corresponding increase in the Deferred Flow-through Share Liability of $90,200.